

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Dmitri Brakin
President
Kange Corp.
848 N. Rainbow Blvd #3435
Las Vegas, NV 89107

   Re: Kange Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 10, 2014
     File No. 333-194055

Dear Mr. Brakin:

   We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2014.

General

1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

2. We note your response to prior comment 1 but continue to believe that you may be a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of its business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have no revenues to date, nominal assets in cash only, nominal expenses relating to business licenses and permits, and that significant steps remain to commence the operation of your business and to launch your mobile application. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

3. We note your response to prior comment 2 and reissue the comment. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution to identify your selling shareholders as underwriters and state that the offering price of the shares being sold must be fixed for the duration of the offering.

Risk Factors

Risks Associated to our Business

If we are unable to generate a substantial customer base for our products…, page 10

4.   We note your response to prior comment 6 and reissue the comment. The second sentence of this risk factor continues to describe your nutritional supplements. Please revise or advise.

Because our sole officer and director has outside business activities…, page 11

5.   We note you state on page 31 that Mr. Brakin is the president of EvroStroy. If accurate, please include disclosure of that outside business activity in this risk factor. Discuss the location of EvroStroy in this risk factor and in the biography of Mr. Brakin on page 30.

Description of Business

Distribution, page 22

6.   Please refer to prior comment 8 and remove the statement that a portion of the offering proceeds will go towards developing your website. This statement is not appropriate in the context of a resale registration statement.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 30

7.   Your disclosure that you will be able to conduct planned operations for 8 months using the $14,641 of available cash appears inconsistent with your statement on page 29 that you have budgeted expenses totaling at least $40,000 in the next twelve months. Please advise.

Certain Relationships and Related Party Transactions, page 33

8.   We note your response to prior comment 12. Please revise to disclose the material terms of the loan with Mr. Brakin in this section. Also, revise the exhibit index to reflect the addition of the description of the loan from Mr. Brakin to Kange Corp.

Exhibits

9.   Please include an updated consent from your independent registered public accounting firm.

   If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3453. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

         Sincerely,

         /s/ Jan Woo

         Jan Woo
         Attorney-Advisor

cc: <u>Via E-mail</u>
   David Lubin, Esq.
   David Lubin & Associates, PLLC